United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release

Vale informs on the renegotiation of Renova Foundation Programs

Rio de Janeiro, July 12th, 2021 – Regarding the news published by the Reuters agency on the negotiations of a definitive agreement between Samarco and the Brazilian authorities, in relation to the dam collapse in Mariana, Vale SA ("Vale" or "Company") informs that the documents governing the full reparation process associated with the Mariana dam rupture are: (i) the Transaction and Conduct Adjustment Agreement (“TTAC”), entered into in March 2016; and (ii) the subsequent Conduct Adjustment Term to review the governance of the programs ("TAC-GOV”), signed on August 8, 2018. The TAC-GOV provides, in clauses 94 and 95, that the Parties will promote a process of renegotiation of the TTAC programs after 24 months of its beginning. In this context, according to clause 95 of the TAC-GOV, the Parties undertake “to respect the principles and limits established” in the TTAC. The renegotiation process keeps in full progress the execution of the socio-environmental and socio-economic reparatory programs provided for in the TTAC and ratified by the TAC-GOV.

As expected, discussions for the programs renegotiation with the institutions of Justice began in April 2021 (with a delay imposed by the pandemic) and produced, on June 22, a "letter of principles", signed by Samarco, Vale, BHP and several Brazilian authorities. The letter of principles aims to guide the negotiations and establishes as the object of negotiation the "final definition of the scope, current object (considering measures already performed and expenses already incurred), specific objectives and delivery milestones for the reparation programs" conducted by the Renova Foundation, and has as one of its premises the “debureaucratization of governance”. It is important to note that, pursuant to § 2, of clause 232, of the TTAC, the amount to compensate for the not repairable damage caused by the Fundão dam rupture has already been stipulated and is not subject to renegotiation, which aims at optimization and greater efficiency and objectivity in advancing the ongoing 42 programs.

Vale remains dedicated and committed to the mediation process in the National Council of Justice and hopes that the programs renegotiation will produce definitive, efficient, swift and objective solutions to resolve any technical controversies of difficult solution, and reaffirms its commitment to supporting Samarco and the Renova Foundation with the continuity of the integral reparation of damage caused by the Fundão dam collapse.

Luciano Siani Pires

Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: July 12, 2021		Head of Investor Relations